2000 ANNUAL REPORT

BWC Financial Corp.

Table of Contents

To our Shareholders

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Public Accountants

Management's Discussion and Analysis of Operations

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS                                                        December 31,
Assets                                                                        2000            1999
                                                                     -----------------------------
Cash and Due From Banks ..........................................   $  20,684,000   $  12,593,000
Federal Funds Sold ...............................................       3,268,000            --
Other Short-term Investments .....................................         520,000          25,000
                                                                     -----------------------------
                    Total Cash and Cash Equivalents ..............      24,472,000      12,618,000

Investment Securities:
     Available for Sale ..........................................      58,025,000      53,717,000
     Held to Maturity (approximate fair value of
        $9,975,000 in 2000 and $11,595,000 in 1999) ..............       9,920,000      11,739,000
Loans, Net of Allowance for Credit Losses of $5,042,000
     in 2000 and $4,466,000 in 1999 ..............................     247,281,000     209,493,000
Real Estate Loans Held for Sale ...................................           --           480,000
Bank Premises and Equipment, Net ..................................      2,892,000       2,965,000
Interest Receivable and Other Assets ..............................      7,923,000       5,719,000
                                                                     -----------------------------
                    Total Assets ..................................  $ 350,513,000   $ 296,731,000
                                                                     =============================

Liabilities and Shareholders' Equity
Liabilities
Deposits:
     Noninterest-bearing ..........................................  $  88,143,000   $  76,958,000
                                                                     -----------------------------
      Interest-bearing:
          Money Market Accounts ...................................    114,718,000      93,439,000
          Savings and NOW Accounts ................................     38,892,000      38,059,000
          Time Deposits:
               Under $100,000 .....................................     31,554,000      29,354,000
               $100,000 or more ...................................     36,329,000      20,859,000
                                                                     -----------------------------
               Total Interest-bearing .............................    221,493,000     181,711,000

                    Total Deposits ................................    309,636,000     258,669,000
Federal Funds Purchased ...........................................           --         5,350,000
Federal Home Loan Bank Borrowings .................................      2,424,000            --
BWC Mortgage Services Line-of-Credit ..............................           --           473,000
BWC Mortgage Services Other Borrowed Funds ........................           --            77,000
Interest Payable and Other Liabilities ............................      4,242,000       2,733,000
                                                                     -----------------------------

                    Total Liabilities .............................    316,302,000     267,302,000
                                                                     -----------------------------
Commitments and Contingent Liabilities (Note 10)
Shareholders' Equity
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding ..............           --              --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
         2,850,850 shares in 2000 and 2,612,786 in 1999 ...........     23,193,000      20,154,000
Retained Earnings .................................................     10,975,000       9,802,000
Accumulated other comprehensive income (loss) .....................         43,000        (527,000)
                                                                     -----------------------------
                    Total Shareholders' Equity ....................     34,211,000      29,429,000
                                                                     -----------------------------
                    Total Liabilities and Shareholders' Equity ....  $ 350,513,000   $ 296,731,000
                                                                     =============================
The accompanying notes are an integral part of these consolidated statements

-----------------------------------------------------------------------------------------------------------------------

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
                                                                     For the Year Ended December 31,
Interest Income                                                        2000          1999          1998
                                                                ---------------------------------------
     Loans, Including Fees ..................................   $27,787,000   $20,674,000   $18,020,000
     Investment Securities:
          Taxable ...........................................     3,244,000     2,924,000     2,698,000
          Non-taxable .......................................       480,000       555,000       504,000
     Federal Funds Sold .....................................       570,000       483,000       421,000
     Other Short-term Investments ...........................        57,000       148,000       219,000
                                                                ---------------------------------------
                Total Interest Income .......................    32,138,000    24,784,000    21,862,000

Interest Expense
       Deposits .............................................     9,066,000     6,548,000     6,770,000
       Federal Funds Purchased ..............................        22,000         8,000         4,000
       Other Borrowed Funds .................................        51,000        69,000          --
                                                                ---------------------------------------
                 Total Interest Expense .....................     9,139,000     6,625,000     6,774,000

Net Interest Income .........................................    22,999,000    18,159,000    15,088,000
Provision For Credit Losses .................................     1,150,000       600,000       825,000
                                                                ---------------------------------------

Net Interest Income After Provision For Credit Losses .......    21,849,000    17,559,000    14,263,000

Noninterest Income
       BWC Mortgage Services - Commissions ..................     3,315,000     3,108,000     3,744,000
       BWC Mortgage Services - Fees & Other .................       609,000       897,000       376,000
       Service Charges on Deposit Accounts ..................       804,000       839,000       832,000
       Other ................................................     1,147,000     1,228,000       787,000
       Gains on Security Transactions .......................        10,000        30,000       216,000
                                                                ---------------------------------------
                Total Noninterest Income ....................     5,885,000     6,102,000     5,955,000

Noninterest Expense
       Salaries and Related Benefits ........................     8,612,000     7,618,000     5,807,000
       BWC Mortgage Services - Commissions ..................     2,226,000     2,176,000     2,199,000
       BWC Mortgage Services - Fees & Other .................       613,000       552,000       361,000
       Occupancy ............................................     1,069,000       947,000       855,000
       Furniture and Equipment ..............................       718,000       600,000       578,000
       Other ................................................     4,057,000     3,576,000     2,962,000
                                                                ---------------------------------------
                Total Noninterest Expense ...................    17,295,000    15,469,000    12,762,000
                                                                ---------------------------------------
BWC Mortgage Services - Minority Interest ...................       327,000       350,000       549,000

Income Before Income Taxes ..................................    10,112,000     7,842,000     6,907,000
Provision For Income Taxes ..................................     3,677,000     3,046,000     2,679,000
                                                                ---------------------------------------
Net Income ..................................................   $ 6,435,000   $ 4,796,000   $ 4,228,000
                                                                =======================================

Basic Earnings Per Share ....................................   $      2.24   $      1.69   $      1.55
Diluted Earnings Per Share ..................................   $      2.01   $      1.47   $      1.31
                                                                =======================================

Weighted Average Basic Shares ...............................     2,876,512     2,829,884     2,736,503
Weighted Average Diluted Share Equivalents Related to Options       328,206       443,010       482,568
Weighted Average Diluted Shares .............................     3,204,718     3,272,894     3,219,071
                                                                =======================================
The accompanying notes are an integral part of these consolidated statements

----------------------------------------------------------------------------------------------------------------------------------

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the periods ending December 31, 1998, 1999, and 2000                                Accumulated
                                                                                              Other
                                                 Number        Common      Retained   Comprehensive                 Comprehensive
                                              of Shares         Stock      Earnings   Income/(Loss)         Total          Income
                                            --------------------------------------------------------------------------------------

Balance, January 1, 1998                      1,233,051   $18,603,000      $706,000        $139,000   $19,448,000

Net Income as of December 31, 1998                   --            --     4,228,000              --     4,228,000      $4,228,000
Other Comprehensive Income, net of tax
    liability of $134,000                            --            --            --         196,000       196,000         196,000
                                                                                                                     -------------
Comprehensive Income                                 --            --            --              --            --       4,424,000
Two-for-one stock split                       1,248,832            --            --              --
Stock options exercised                          15,741        57,000            --              --        57,000
Common stock issued and sold to the
    Defined Contribution Plan                    16,527       398,000            --              --       398,000
Repurchase and retirement of shares by the
    Corporation                                 (3,000)      (56,000)            --              --      (56,000)
Tax benefit from the exercise of stock               --            --        72,000              --        72,000
options
                                            ----------------------------------------------------------------------

Balance, December 31, 1998                    2,511,151    19,002,000     5,006,000         335,000    24,343,000

Net Income as of December 31, 1999                   --            --     4,796,000              --     4,796,000       4,796,000
Other Comprehensive Income (Loss), net of
tax
    benefit of $529,000                              --            --            --        (862,000)     (862,000)       (862,000)
                                                                                                                     -------------
Comprehensive Income                                 --            --            --              --            --       3,934,000
Common stock issued and sold to the
    Defined Contribution Plan                    22,186       466,000            --              --       466,000
Stock options exercised                          79,449       261,000            --              --       261,000
Tax benefit from the exercise of stock               --       425,000            --              --       425,000
options
                                            ----------------------------------------------------------------------

Balance, December 31, 1999                    2,612,786    20,154,000     9,802,000        (527,000)   29,429,000

Net Income as of December 31, 2000                   --            --     6,435,000              --     6,435,000       6,435,000
Other Comprehensive Income, net of tax
     liability of $350,000                           --            --            --         570,000       570,000         570,000
                                                                                                                     -------------
Comprehensive Income                                 --            --            --              --            --      $7,005,000
Stock options exercised                         122,460       495,000            --              --       495,000
Repurchase and retirement of shares by the
   Corporation                                 (159,774)   (3,387,000)           --              --    (3,387,000)
Common Stock Issued and sold to the
     Defined Contribution Plan                   15,640       321,000            --              --       321,000
10% stock dividend including payment of
     fractional shares                          259,738     5,260,000     (5,262,000)            --        (2,000)
Tax benefit from the exercise of stock               --       350,000            --              --       350,000
options
                                            ----------------------------------------------------------------------

Balance, December 31, 2000                    2,850,850  $ 23,193,000  $  10,974,000     $   43,000   $34,211,000
                                            ======================================================================

The accompanying notes are an integral part of these consolidated statements.

--------------------------------------------------------------------------------------------------------------------------------

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                For the Year Ended December 31,
Operating Activities:                                                       2000            1999            1998
                                                                    --------------------------------------------
Net Income ......................................................   $  6,435,000    $  4,796,000    $  4,228,000
Adjustments to reconcile net income to
  net cash provided:
Amortization of loan fees .......................................     (2,013,000)     (1,850,000)     (1,657,000)
Provision for credit losses .....................................      1,150,000         600,000         825,000
Depreciation and amortization ...................................        577,000         488,000         416,000
Gain on sale of securities available-for-sale ...................        (10,000)        (30,000)       (216,000)
Deferred income taxes ...........................................       (569,000)       (275,000)       (543,000)
Real estate loans held for sale, net change .....................        480,000        (480,000)           --
Tax benefit from the exercise of stock options ..................        350,000         425,000          72,000
Increase in accrued interest
     receivable and other assets ................................     (1,635,000)     (1,108,000)       (669,000)
Increase in accrued interest
     payable and other liabilities ..............................      1,509,000         317,000         221,000
                                                                    --------------------------------------------
    Net Cash Provided by Operating Activities ...................      6,274,000       2,883,000       2,677,000
                                                                    --------------------------------------------

Investing Activities:
Proceeds from the maturities of investment securities ...........      9,386,000      11,189,000       3,911,000
Proceeds from the sales of available-for-sale
  investment securities .........................................      3,200,000      12,776,000      25,833,000
Purchase of investment securities ...............................    (14,495,000)    (30,731,000)    (47,623,000)
Loans originated, net of collections ............................    (36,925,000)    (25,184,000)    (21,224,000)
Purchase of bank premises and equipment .........................       (504,000)     (2,150,000)       (264,000)
                                                                    --------------------------------------------
    Net Cash Used by Investing Activities .......................    (39,338,000)    (34,100,000)    (39,367,000)
                                                                    --------------------------------------------

Financing Activities:
Net increase in deposits ........................................     50,967,000      20,528,000      31,161,000
Net increase(decrease) in borrowings to support real estate loans
  held for sale .................................................       (473,000)        473,000            --
Increase (decrease) in Federal Funds Purchased and other
   borrowings ...................................................     (3,003,000)      5,427,000            --
Proceeds from issuance of common stock ..........................        816,000         727,000         455,000
Cash paid for the repurchase of common stock ....................     (3,387,000)           --           (56,000)
Cash paid in lieu of fractional shares ..........................         (2,000)           --              --
                                                                    --------------------------------------------

Cash and Cash Equivalents:
Increase (decrease) in cash and cash equivalents ................     11,854,000      (4,062,000)     (5,130,000)
Cash and cash equivalents at beginning of year ..................     12,618,000      16,680,000      21,810,000
                                                                    --------------------------------------------
    Cash and Cash Equivalents at end of year ....................   $ 24,472,000    $ 12,618,000    $ 16,680,000
                                                                    ============================================

Additional Cash Flow Information:
Interest Paid ...................................................   $  8,685,000    $  6,844,000    $  6,911,000
                                                                    ============================================

Income Taxes Paid ...............................................   $  1,885,000    $  3,202,000    $  2,228,000
                                                                    ============================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of BWC Financial Corp. (the “Corporation”) and its subsidiaries, Bank of Walnut Creek (the “Bank”), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations. The Corporation operates in Northern California with four branches in Contra Costa County and three in northern Alameda County. Another office will be opened during 2001 in Santa Clara County, in the city of San Jose. The Corporation’s primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses, home construction lending, and home equity lines to individuals.

Basis of Presentation. The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a wholly owned subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm’s interest in the joint venture is shown as minority interest in the consolidated financial statements.

Investment Securities. The Corporation classifies its investments in debt and equity securities as “held-to-maturity,” or “available-for-sale.” Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders’ equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation’s policy of carrying investment securities as held-to-maturity is based upon its ability and management’s intent to hold such securities to maturity.

Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Sales and Servicing of SBA Loans. The Corporation originates loans to customers under a Small Business Administration (“SBA”) program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally sells the guaranteed portion of each loan to a third party and retains the unguaranteed portion in its own portfolio. The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses

To calculate the gain (loss) on sale, the Corporation’s investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Allowance for Credit Losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 114. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation’s management believes that the amount of allowance is reasonable, due to the growth of the Bank’s loan portfolio, the new credit products that have been introduced and overall credit quality. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration are considered in determining the allowance.

Premises and Equipment consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

Federal Home Loan Bank Borrowings represent fixed rate loans issued to Bank of Walnut Creek, secured by pledged real estate loans from the Bank. This borrowing is for the purpose of protecting an interest-rate spread on offsetting fixed rate commercial real estate loans granted by the Bank with similar amounts and terms. The loans are amortized over a ten-year period and carry interest rates ranging from 6.4% to 6.8%.

BWC Mortgage Services Line-of-Credit represented a revolving line of credit from First Collateral Services secured by first deeds of trust on the mortgages it is funding. This borrowing line was terminated during the year 2000, as BWC Mortgage Services is no longer engaged in funding mortgages.

BWC Mortgage Services Other Borrowed Funds represented equipment leases for systems used in the operation of BWC Mortgage Services.

Income Taxes. The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

Earnings Per Share (EPS). Basic EPS is calculated by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts presented for all periods reflect the 10% stock dividend paid on July 25, 2000, the 2-for-1 stock split July 10, 1998 and the 10% stock dividend paid on February 3, 1998.

Letters of Credit and Commitments to Extend Credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

Significant Group Concentrations of Credit Risk. The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa and Alameda, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

Statement of Cash Flows. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Federal Funds sold and other short-term investments.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Stock-based Compensation. The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures illustrating the impact on net income of applying the fair-value method are included in Note 9.

Prior Year Reclassifications. Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2: INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31 follows:

                                                                     2000
                                                              Gross        Gross     Estimated
                                           Amortized     Unrealized   Unrealized          Fair
Available-for-sale                              Cost          Gains         Loss         Value
                                         -----------------------------------------------------
U.S. Treasury Securities .............   $ 3,015,000   $      --     $     6,000   $ 3,009,000
Securities of U.S. Government Agencies
                                          34,341,000          --          29,000    34,312,000
Taxable Securities of State and
   Political Subdivisions
                                          14,558,000       126,000          --      14,684,000
Corporate Debt Securities
                                           6,041,000          --          21,000     6,020,000
                                         -----------------------------------------------------
     Total
                                          57,955,000       126,000        56,000    58,025,000
Held-to-maturity
Obligations of State and Political
   Subdivisions
                                           9,920,000        55,000          --       9,975,000
                                         -----------------------------------------------------
     Total Investment Securities .....   $67,875,000   $   181,000   $    56,000   $68,000,000
                                         =====================================================

                                                                   1999
                                                            Gross          Gross     Estimated
                                           Amortized   Unrealized     Unrealized          Fair
Available-for-sale                              Cost        Gains           Loss         Value
                                         -----------------------------------------------------
U.S. Treasury Securities .............   $ 8,039,000   $      --     $    47,000   $ 7,992,000
Securities of U.S. Government Agencies
                                          29,589,000          --         507,000    29,082,000
Taxable Securities of State and
   Political Subdivisions
                                          11,365,000          --         143,000    11,222,000
Corporate Debt Securities
                                           5,574,000          --         153,000     5,421,000
                                         -----------------------------------------------------
     Total
                                          54,567,000          --         850,000    53,717,000
Held-to-maturity
Obligations of State and Political
   Subdivisions
                                          11,739,000          --         144,000    11,595,000
                                        ------------------------------------------------------
     Total Investment Securities .....   $66,306,000   $      --     $   994,000   $65,312,000
                                         =====================================================

In 2000, 1999 and 1998, the Corporation received proceeds from sale of available-for-sale investment securities of $3,200,000, $12,776,000 and $25,833,000 respectively, and gains included in other noninterest income totaled $10,000, $30,000 and $216,000 respectively.

The maturities of the investment security portfolio at December 31, 2000 follow:

                                        Held-to-maturity
                                 -----------------------
                                               Estimated
                                 Amortized          Fair
                                      Cost         Value
                                ------------------------
Within one year .............   $  868,000    $  871,000
After one through five years.    8,039,000     8,079,000
Over five years .............    1,013,000     1,025,000
                                ------------------------
     Total ..................   $9,920,000    $9,975,000
                                ========================

                                      Available-for-sale
                               -------------------------
                                               Estimated
                                 Amortized          Fair
                                      Cost         Value
                               -------------------------
Within one year ............   $18,202,000   $18,195,000
After one through five years    36,098,000    36,150,000
Over five years ............     3,655,000     3,680,000
                               -------------------------
     Total .................   $57,955,000   $58,025,000
                               =========================

At December 31, 2000 and 1999, securities with a book value of $8,535,000 and
$9,605,000 respectively, were pledged to secure public deposits.

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NOTE 3: LOANS

The majority of the Bank's loans are to customers in Contra Costa and Alameda Counties and surrounding areas.  Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:
                                                  December 31,
                                             2000             1999
                                    ------------------------------

Real Estate Construction ........   $  72,638,000    $  78,158,000
Real Estate Mortgages ...........      29,436,000       24,285,000
Commercial ......................      94,592,000       70,409,000
Installment .....................      43,220,000       34,127,000
Leases ..........................      12,437,000        6,980,000
                                    ------------------------------

     Total ......................     252,323,000      213,959,000
Less: Allowance for Credit Losses      (5,042,000)      (4,466,000)
                 -------------------------------------------------

     Net Loans ..................   $ 247,281,000    $ 209,493,000
                                    ==============================

The following table provides further information on past-due and nonaccrual loans.

                                                 December 31,
                                             2000            1999
                                       --------------------------
Loans past due 90 days or more, still
     accruing interest ..............  $   26,000      $    5,000
Nonaccrual Loans ....................   2,041,000          38,000
                                       --------------------------

     Total ..........................  $2,067,000      $   43,000
                                       ==========================

As of December 31, 2000 and 1999, the Corporation’s recorded investment in impaired loans was $2,067,000 and $43,000 respectively. As of December 31, 2000, and 1999, the Corporation had established a valuation allowance of $445,000 and $0 respectively, against impaired loans. The average recorded investment in impaired loans for 2000, 1999 and 1998 was $530,000, $385,000 amd $380,000 respectively.

As of December 31, 2000 and 1999, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $49,000 in 2000, $8,000 in 1999, and $89,000 in 1998.

NOTE 4: ALLOWANCE FOR CREDIT LOSSES

                                                                For the Year Ended December 31,
                                                            2000           1999           1998
                                                    ------------------------------------------
Total loans outstanding at end of period, before
     deducting allowance for credit losses .....   $ 252,323,000  $ 213,959,000  $ 186,977,000
                                                   ===========================================

Average total loans outstanding during period ..   $ 231,991,000  $ 190,755,000  $ 166,698,000
                                                   ===========================================

Analysis of the allowance for credit losses:

Beginning Balance ..............................   $   4,466,000  $   3,919,000  $   2,936,000
                                                   -------------------------------------------

Charge-offs:
     Commercial ................................         627,000        126,000         17,000
     Installment ...............................          34,000         27,000         96,000
                                                   -------------------------------------------

          Total Charge-Offs ....................         661,000        153,000        113,000

Recoveries:
     Real Estate Mortgages .....................            --             --           40,000
     Commercial ................................          80,000         96,000        215,000
     Installment ...............................           7,000          4,000         16,000
                                                   -------------------------------------------

          Total Recoveries .....................          87,000        100,000        271,000
                                                   -------------------------------------------

          Net Charge-Offs (Recoveries) .........         574,000         53,000       (158,000)
                                                   -------------------------------------------

Provisions charged to expense ..................       1,150,000        600,000        825,000
                                                   -------------------------------------------

Ending Balance .................................   $   5,042,000  $   4,466,000  $   3,919,000
                                                   ===========================================

Ratio of net charge-offs (recoveries)
     to average total loans ....................            0.25%          0.03%         (0.09)%
                                                   ============================================

Ratio of allowance for credit losses
     to total loans at end of period ...........            2.00%          2.09%          2.10%
                                                   ============================================

NOTE 5: PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

                                                      December 31,
                                                   2000           1999
                                            --------------------------

Leasehold Improvements ..................   $ 1,206,000    $ 1,161,000
Furniture and Equipment .................     3,824,000      3,625,000
Bank Owned Premises .....................     1,321,000      1,314,000
                                            --------------------------
                                              6,351,000      6,100,000
Accumulated Depreciation and Amortization    (3,459,000)    (3,135,000)
                                            --------------------------

Premises and Equipment, Net .............   $ 2,892,000    $ 2,965,000
                                            ==========================

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $577,000 in 2000, $488,000 in 1999, and $416,000 in
1998.

NOTE 6: COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity. The components of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 are as follows:
                                                           2000        1999         1998
---------------------------------------------------   ---------   ----------   ---------
Unrealized gain(loss) arising during the period,
net of tax ........................................   $ 576,000   $(843,000)   $ 330,000
----------------------------------------------------------------------------------------

Reclassification adjustment for net realized
gains on securities available-for-sale included
in net income during the year, net of tax
                                                          6,000      19,000      134,000
Net unrealized gain(loss) included in other
comprehensive income ..............................   $ 570,000   $(862,000)   $ 196,000
----------------------------------------------------------------------------------------

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2000 and 1999. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

                                                  2000
                                         Carrying Estimated Fair
                                           Amount          Value
                                     ---------------------------
Cash and cash equivalents .......    $ 24,472,000   $ 24,472,000
Investment securities ...........      67,945,000     68,000,000
Loans (net) .....................     234,844,000    239,245,000
Deposit liabilities .............     309,636,000    309,924,000
Federal Home Loan Bank borrowings       2,424,000      2,090,000

                                                  1999
                                         Carrying Estimated Fair
                                           Amount          Value
                                     ---------------------------
Cash and cash equivalents            $ 12,618,000   $ 12,618,000
Investment securities ............     65,456,000     65,312,000
Loans (net) ......................    202,513,000    206,345,000
Deposit liabilities ..............    258,669,000    258,542,000
Federal Funds purchased ..........      5,350,000      5,350,000
Other borrowings .................        550,000        550,000

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and other liabilities.

Loans, net of lease financing receivable, are valued on the basis of estimated future receipts of principal and interest, discounted at current rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved. Fair value is also net of the allowance for credit losses which is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Investment securities are valued at quoted market prices, if available. For securities not quoted, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 2000 was immaterial.

NOTE 8: INCOME TAXES

The provisions for income taxes in 2000, 1999, and 1998 consist of the following:

Current                      2000           1999           1998
                      -----------------------------------------
  Federal .........   $ 3,172,000    $ 2,324,000    $ 2,286,000
  State ...........     1,074,000        997,000        936,000
                      -----------------------------------------
    Total Current .     4,246,000      3,321,000      3,222,000
                      -----------------------------------------
Deferred
  Federal .........      (487,000)      (239,000)      (383,000)
  State ...........       (82,000)       (36,000)      (160,000)
                      -----------------------------------------
     Total Deferred      (569,000)      (275,000)      (543,000)
                      -----------------------------------------
      TOTAL .......   $ 3,677,000    $ 3,046,000    $ 2,679,000
                      =========================================

The components of the net deferred tax assets of the Bank as of
December 31, 2000 and 1999 were as follows:
Deferred Tax Assets:
                                             2000           1999
                                      --------------------------
  Allowance for credit losses .....   $ 2,079,000    $ 1,820,000
  Employee benefits and other .....       568,000        206,000
  Available-for-sale securities ...          --          323,000
  State taxes .....................       163,000        154,000
                                      --------------------------
     Total deferred tax assets ....     2,810,000      2,503,000
Deferred Tax Liabilities:
  Available-for-sale securities ...       (27,000)          --
  Accretion and other .............       (61,000)          --
                                     ---------------------------
                        ----------------------------------------
     Total deferred tax liabilities       (88,000)          --
                                      --------------------------
     Net Deferred Tax Assets ......   $ 2,722,000    $ 2,503,000
                                      ==========================

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes.
The reasons for these differences are as follows:
                                                               2000           1999           1998
                                                        -----------------------------------------
Provision based on the statutory
  Federal rate of 34% ...............................   $ 3,438,000    $ 2,666,000    $ 2,348,000
Increases (reductions) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit ......................       723,000        561,000        500,000
Non-taxable interest income .........................      (282,000)      (293,000)      (188,000)
Other ...............................................      (202,000)       112,000         19,000
                                                        -----------------------------------------

      TOTAL .........................................   $ 3,677,000    $ 3,046,000    $ 2,679,000
                                                        =========================================

The 2000 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors.  The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $350,000 and a decrease of taxes payable of $350,000.

NOTE 9: STOCK OPTIONS

In 2000, the Board of Directors of the Corporation adopted the 2000 Stock Option Plan, approved by shareholders in 2000, authorizing the issuance of up to 15% of the Corporation’s issued and outstanding shares. Under the 2000 Stock Option Plan, options to purchase shares of the Corporation’s common stock may be granted to certain key employees. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date, all options granted have been at the fair market value of the shares at the grant date and are nontransferable and are exercisable in installments.

As of December 31, 2000, 406,177 shares were available for future grant. The options are fully vested in either four or five years, depending on the terms granted, and expire after ten years.

A summary of the status of the Corporation’s stock option plan at December 31, 2000, 1999, and 1998, which presents changes during the years then ended is in the table below. Figures have been adjusted to reflect the 10% stock dividend given in July 2000, the 2-for-1 stock split issued in July 1998, and the 10% stock dividend given in February 1998.

                                Weighted                Weighted                Weighted
                                 Average                 Average                 Average
                       2000     Exercise        1999    Exercise         1998  Exercise
                     Shares        Price      Shares       Price       Shares      Price
                    -------    ---------   ---------   --------- ------------   --------
Outstanding at
beginning of year   562,200    $    4.71     638,594   $    4.43      586,014   $   3.16

Granted .........    21,450    $   18.49      11,000   $   21.25       71,105   $  14.17

Exercised .......   130,781    $    3.78      87,394   $    2.99       18,525   $   3.32
Outstanding at
   end of year ..   450,208    $    5.99     562,200   $    4.71      638,594   $   4.43
Exercisable at
   end of year ..   392,246    $    4.43     498,986   $    3.88      561,010   $   3.36
Weighted average
   fair value of
   options granted
   during the year             $    9.16               $   11.28                $   8.47

Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      2000                 1999                  1998
Net Income:                     -----------------------------------------------------
   As reported                  $6,435,000           $4,796,000            $4,228,000
   Pro forma                     6,330,000            4,718,000             4,110,000

Basic Earnings per share:
   As reported                     $  2.24              $  1.69               $  1.55
   Pro forma                          2.20                 1.66                  1.50

Diluted Earnings per share:
   As reported                     $  2.01              $  1.47               $  1.31
   Pro forma                          1.97                 1.45                  1.27

The fair value of each option grant in 2000, 1999, and 1998, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998: risk-free rate of 5.17% for 2000, 6.70% for 1999, and 7.00% for 1998, no expected dividend yield, expected life of 8 years and expected volatility of 33.14% in 2000, 32.61% in 1999, and 24.26% in 1998.

NOTE 9: (CONT.)

The following table summarizes information about stock options outstanding at December 31, 2000.

                                            Options
                                        Outstanding:                     Options
                                           Weighted      Weighted    Exercisable:  Weighted
            Range of        Number          Average       Average         Number    Average
            Exercise   Outstanding  Contractual Life     Exercise    Exercisable   Exercise
              Prices   at 12/31/00   Remaining Years        Price    at 12/31/00      Price
     ----------------  -----------   ---------------     --------    -----------  ---------
      $ 2.54 - $6.79       350,658           1.03         $ 2.82         345,166      $2.82
     $10.02 - $21.25        99,550           7.34         $17.16          47,080     $16.23

NOTE 10: COMMITMENTS AND CONTINGENCIES

As of December 31, 2000 the approximate future minimum net rental payments under non-cancelable operating leases for premises were as follows:

          Year                                 Amount
         ------                           ------------
          2001                            $ 1,056,000
          2002                              1,273,000
          2003                              1,333,000
          2004                              1,299,000
          2005                              1,210,000
    Thereafter                              9,441,000
    ----------                            ------------
         Total                            $15,612,000
                                          ============

Rental expense for premises under operating leases included in occupancy expense was $638,000, $612,000, and $554,000, in 2000, 1999, and 1998 respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 2000, the Bank had outstanding approximately $157,165,000 in undisbursed loan commitments and $3,385,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

NOTE 11: DEFINED CONTRIBUTION PLAN

Substantially all eligible, salaried employees of the Corporation are covered by a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation’s earnings. The expense for this plan, for both matching and discretionary contributions, was $374,000, $303,000, and $244,000 in 2000, 1999, and 1998, respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12: OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:

                                         2000         1999         1998
                                   ------------------------------------
Data Processing ................   $  532,000   $  394,000   $  327,000
Professional Fees ..............      500,000      397,000      318,000
Business Development & Education      448,000      347,000      304,000
Telephone and Postage ..........      356,000      345,000      291,000
Supplies .......................      251,000      293,000      240,000
Marketing ......................      298,000      316,000      208,000
Regulatory Fees ................       86,000       56,000       47,000
Other ..........................    1,586,000    1,427,000    1,226,000
                                   ------------------------------------

Total ..........................   $4,057,000   $3,575,000   $2,961,000
                                  =====================================

NOTE 13: RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank’s net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank’s retained earnings. Under these restrictions, $13,817,000 of the Bank’s retained earnings were available for dividends at December 31, 2000.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank’s shareholders’ equity. Under these provisions, secured loans and advances to the Corporation were limited to $3,302,000 as of December 31, 2000. The Corporation has never received such extensions of credit by the Bank.

NOTE 14: PARENT-COMPANY-ONLY CONDENSED FINANCIAL INFORMATION

A summary of the financial statements of BWC Financial Corp.(parent-company-only) follows:

                                                                   December 31,
Summary Balance Sheets                                 2000                          1999
                                               ------------------------------------------
Assets
Cash on Deposit with the Bank                  $    590,000                   $ 1,719,000
Investment in the Bank                           33,023,000                    26,815,000
Investment in BWC Real Estate                       598,000                       895,000
                                               ------------                  ------------
     Total Assets                              $ 34,211,000                  $ 29,429,000
                                               ============                  ============

Shareholders' Equity
Common Stock                                   $ 23,193,000                  $ 20,155,000
Retained Earnings
                                                 11,018,000                     9,274,000
                                               ------------                  ------------
     Total Shareholders' Equity...........     $ 34,211,000                  $ 29,429,000
                                               ============                  ============

Summary Statements of Income                                For the year ended December 31,
                                                        2000           1999           1998
                                                   ---------------------------------------
Expenses - General and Administrative.....         $  89,000      $  24,000      $  74,000
                                                   ---------------------------------------

Loss before income taxes and equity
   in net income of Subsidiaries ..............      (89,000)       (24,000)       (74,000)
Income tax benefit                                    34,000          9,000         28,000

Equity in earnings of subsidiaries
     Distributed:
          Bank................................     1,000,000           --             --
          BWC Real Estate.....................       500,000           --             --
     Undistributed:
          Bank................................     5,287,000      4,596,000      3,934,000
          BWC Real Estate.....................      (297,000)       215,000        340,000
                                                 -----------------------------------------
Net Income ...................................   $ 6,435,000    $ 4,796,000    $ 4,228,000
                                                 =========================================

Note 14: (CONT.)
Summary Statements of Cash Flows                            For the year ended December 31,
Operating activities:                                   2000           1999           1998
                                                 -----------------------------------------
Net Income ...................................   $ 6,435,000    $ 4,796,000    $ 4,228,000
Adjustments to reconcile net income
     to net cash used by operating activities:
Equity in undistributed net income
     of Subsidiaries .........................    (4,990,000)    (4,811,000)    (4,274,000)
          Net Cash Provided(Used) by
          Operating Activities: ..............     1,445,000        (15,000)       (46,000)
                                                 ---------------------------------------=-
Financing Activities:
Proceeds from issuance of common stock .......       816,000        727,000        456,000
Cash paid in lieu of fractional shares .......        (3,000)          --             --
Shares repurchased by the Corporation ........    (3,387,000)          --          (56,000)
                                                 -----------------------------------------
          Net Cash Provided(Used) by
          Financing Activities ...............    (2,574,000)       727,000        400,000
                                                 -----------------------------------------
Increase(Decrease) in Cash ...................    (1,129,000)       712,000        354,000

Cash on Deposit with the Bank:
Beginning of year ............................     1,719,000      1,007,000        653,000
                                                 -----------------------------------------
End of year ..................................   $   590,000    $ 1,719,000    $ 1,007,000
                                                 =========================================

NOTE 15: REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets (as defined). Management believes thatthe Corporation and the Bank, as of December 31, 2000, meet all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from FDIC categorized the Corporation and the Bank as “Well Capitalized” under the regulatory framework for prompt corrective action. To be categorized as “Well Capitalized” the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation’s or Bank’s category.

The Corporation’s and Bank’s actual capital amounts and ratios are presented in the following table:

                                                         Minimum
                                                         Capital                Minimum
                                           Actual       Adequacy               for Well
                                Amount      Ratio   Requirements            Capitalized
                          ---------------------------------------------------------------------
As of December 31, 2000
  Total Capital (to Risk-
    weighted Assets):
    Consolidated .......   $38,348,000      11.88%   $25,788,000  => 8.0    $32,235,000  =>10.0%
    Bank of Walnut Creek   $36,611,000      12.32%   $23,773,000  => 8.0    $29,717,000  =>10.0%

Tier 1 Capital (to Risk-
  weighted Assets):
  Consolidated .........   $34,299,000      10.62%   $12,894,000  => 4.0    $19,341,000  => 6.0
  Bank of Walnut Creek .   $32,896,000      11.07%   $11,887,000  => 4.0    $17,830,000  => 6.0

Tier 1 Capital (to
  Average Assets):
  Consolidated .........   $34,299,000       9.90%   $13,860,000  => 4.0    $17,325,000  => 5.0
  Bank of Walnut Creek .   $32,896,000       9.49%   $13,860,000  => 4.0    $17,325,000  => 5.0

As of December 31, 1999
  Total Capital (to Risk-
    weighted Assets):
    Consolidated .......   $33,386,000      13.58%   $21,438,000  => 8.0    $26,797,000  =>10.0%
    Bank of Walnut Creek   $30,269,000      12.31%   $19,672,000  => 8.0    $24,590,000  =>10.0%

Tier 1 Capital (to Risk-
  weighted Assets):
  Consolidated .........   $30,036,000      12.21%   $10,719,000  => 4.0    $16,078,000  => 6.0
  Bank of Walnut Creek .   $27,195,000      11.06%   $ 9,836,000  => 4.0    $14,754,000  => 6.0

Tier 1 Capital (to
  Average Assets):
  Consolidated .........   $30,036,000      10.66%   $11,271,000  => 4.0    $14,088,000  => 5.0
  Bank of Walnut Creek .   $27,195,000       9.65%   $11,271,000  => 4.0    $14,088,000  => 5.0

NOTE 16: BUSINESS SEGMENTS

The Corporation is principally engaged in community banking activities through its seven Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. The separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as “All Other” in the following table.

The Corporation’s community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 2000, 1999 and 1998 concerning the Corporation's reportable segments is shown in the following table.

                                                 Community         Mortgage
                  2000                             Banking         Services        All Other      Adjustments            Total
-------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                          $32,129,000          $21,000                         ($12,000)      $32,138,000
Commissions Received                                              3,315,000                                          3,315,000
Total Interest Expense                           9,126,000           25,000                          (12,000)        9,139,000
Salaries & Benefits                              8,187,000          425,000                                          8,612,000
Commissions Paid                                                  2,226,000                                          2,226,000
Segment Profit before Tax                        9,840,000          654,000          (55,000)       (327,000)       10,112,000
Total Assets (at December 31)                 $349,730,000         $426,000         $652,000       ($864,000)     $349,944,000
-------------------------------------------------------------------------------------------------------------------------------

                                                 Community         Mortgage
                  1999                             Banking         Services        All Other      Adjustments            Total
-------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                          $24,730,000          $63,000                          ($9,000)      $24,784,000
Commissions Received                                              3,108,000                                          3,108,000
Total Interest Expense                           6,559,000           75,000                           (9,000)        6,625,000
Salaries & Benefits                              7,053,000           84,000                                          7,137,000
Commissions Paid                                                  2,176,000                                          2,176,000
Segment Profit before Tax                        7,509,000          698,000          (15,000)       (350,000)        7,842,000
Total Assets (at December 31)                 $296,276,000         $974,000       $1,719,000     ($2,238,000)     $296,731,000
-------------------------------------------------------------------------------------------------------------------------------

                                                 Community         Mortgage
                  1998                             Banking         Services        All Other      Adjustments            Total
-------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                          $21,862,000                                                         $21,862,000
Commissions Received                                              3,744,000                                          3,744,000
Total Interest Expense                           6,774,000                                                           6,774,000
Salaries & Benefits                              5,344,000                                                           5,344,000
Commissions Paid                                                  2,199,000                                          2,199,000
Segment Profit before Tax                        6,405,000        1,097,000                         (595,000)        6,907,000
Total Assets (at December 31)                 $264,758,000         $518,000       $1,007,000     ($1,384,000)     $264,899,000
-------------------------------------------------------------------------------------------------------------------------------

NOTE 17: DERIVATIVES AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. The Statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Corporation does not own any freestanding or imbedded derivatives.

The Corporation is required to adopt SFAS 133 effective January 1, 2001. The implementation of this statement is not expected to have a material impact on the Corporation’s financial position or results of operations.

NOTE 18: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2000                                          March 31,     June 30,    Sept. 30,     Dec. 31,
                                            -------------------------------------------------
Interest income .........................   $7,154,000   $7,836,000   $8,373,000   $8,775,000
Interest expense ........................    2,003,000    2,113,000    2,397,000    2,626,000
                                            -------------------------------------------------
   Net interest income ..................    5,151,000    5,723,000    5,976,000    6,149,000
Provision for credit losses .............      225,000      250,000      300,000      375,000
Noninterest income ......................    1,112,000    1,372,000    1,452,000    1,949,000
Noninterest expense .....................    3,969,000    4,028,000    4,370,000    4,928,000
BWC Mortgage Services - Minority Interest       10,000       84,000       93,000      140,000
                                            -------------------------------------------------
   Income before income taxes ...........    2,059,000    2,733,000    2,665,000    2,655,000
Provision for income taxes ..............      729,000    1,012,000    1,004,000      932,000
                                            -------------------------------------------------
   Net income ...........................   $1,330,000   $1,721,000   $1,661,000   $1,723,000
                                            =================================================
Earnings per common share:
   Basic ................................   $     0.45   $     0.60   $     0.58   $     0.61
   Diluted ..............................   $     0.41   $     0.54   $     0.52   $     0.54
Average Basic Shares ....................    2,930,566    2,869,942    2,864,764    2,840,778
Average Diluted Share Equivalents
   Related to Options ...................      325,468      325,175      340,533      321,644
Average Diluted Shares ..................    3,256,034    3,195,117    3,205,297    3,162,422

1999                                          March 31,     June 30,    Sept. 30,     Dec. 31,
                                            -------------------------------------------------
Interest income .........................   $5,734,000   $5,966,000   $6,294,000   $6,790,000
Interest expense ........................    1,547,000    1,602,000    1,680,000    1,796,000
                                            -------------------------------------------------
   Net interest income ..................    4,187,000    4,364,000    4,614,000    4,994,000
Provision for credit losses .............      150,000      150,000      150,000      150,000
Noninterest income ......................    1,592,000    1,771,000    1,339,000    1,400,000
Noninterest expense .....................    3,676,000    3,823,000    3,749,000    4,221,000
BWC Mortgage Services - Minority Interest      129,000      130,000       57,000       34,000
                                            -------------------------------------------------
   Income before income taxes ...........    1,824,000    2,032,000    1,997,000    1,989,000
Provision for income taxes ..............      704,000      790,000      779,000      773,000
                                            -------------------------------------------------
   Net income ...........................   $1,120,000   $1,242,000   $1,218,000   $1,216,000
                                            =================================================
Earnings per common share:
   Basic ................................   $     0.41   $     0.44   $     0.43   $     0.43
   Diluted ..............................   $     0.34   $     0.38   $     0.37   $     0.37
Average Basic Shares ....................    2,765,179    2,846,029    2,851,564    2,856,765
Average Diluted Share Equivalents
   Related to Options ...................      485,619      429,450      439,981      416,988
Average Diluted Shares ..................    3,250,798    3,275,479    3,291,545    3,273,753

ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

San Francisco, California
          March 26, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 2000. The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein. This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

Summary of Earnings                          2000          1999          1998          1997          1996
                                      -------------------------------------------------------------------
Interest Income ...................   $32,138,000   $24,784,000   $21,862,000   $18,316,000   $13,238,000
Interest Expense ..................     9,139,000     6,625,000     6,774,000     5,770,000     3,764,000
                                      -------------------------------------------------------------------
     Net Interest Income ..........    22,999,000    18,159,000    15,088,000    12,546,000     9,474,000
Provision for Credit Losses .......     1,150,000       600,000       825,000     1,125,000       650,000
                                      -------------------------------------------------------------------
Net Interest Income after Provision
     for Credit Losses ............    21,849,000    17,559,000    14,263,000    11,421,000     8,824,000
Noninterest Income ................     5,885,000     6,102,000     5,955,000     3,729,000     2,732,000
Noninterest Expense ...............    17,295,000    15,469,000    12,762,000    10,244,000     8,498,000
Minority Interest .................       327,000       350,000       549,000       252,000       157,000
                                      -------------------------------------------------------------------
Income before Income Taxes ........    10,112,000     7,842,000     6,907,000     4,654,000     2,901,000
Provision for Income Taxes ........     3,677,000     3,046,000     2,679,000     1,729,000       973,000
                                      -------------------------------------------------------------------
     Net Income ...................   $ 6,435,000   $ 4,796,000   $ 4,228,000   $ 2,925,000   $ 1,928,000
                                      ===================================================================
Diluted Earnings Per Share (1).....   $      2.01   $      1.47   $      1.31   $      0.94   $      0.58
Average Diluted Shares (1).........     3,204,718     3,273,141     3,219,071     3,127,049     3,338,414
Book Value Per Diluted Share (1)...   $     10.68   $      8.99   $      7.56   $      6.22   $      4.92

Summary Balance Sheets at December 31
Cash and Due from Banks ..........   $ 20,684,000  $ 12,593,000  $ 14,345,000  $ 17,412,000  $ 15,212,000
Federal Funds Sold ...............      3,268,000          --       2,300,000     4,350,000          --
Other Short-term Investments......        520,000        25,000        35,000        48,000        26,000
Investment Securities ............     67,945,000    65,456,000    59,247,000    40,956,000    19,125,000
Loans, Net .......................    247,281,000   209,493,000   183,058,000   161,002,000   138,878,000
Other Assets .....................     10,246,000     9,164,000     5,914,000     4,854,000     4,015,000
                                     --------------------------------------------------------------------
     Total Assets ................   $349,944,000  $296,731,000  $264,899,000  $228,622,000  $177,256,000
                                     ====================================================================

Noninterest-bearing Deposits......   $ 88,143,000  $ 76,958,000  $ 69,783,000  $ 59,354,000  $ 41,519,000
Interest-bearing Deposits ........    221,493,000   181,711,000   168,357,000   147,625,000   114,125,000
Federal Funds Purchased ..........           --       5,350,000          --            --       3,600,000
Other Borrowed Funds .............      2,424,000       550,000          --            --            --
Other Liabilities ................      3,673,000     2,733,000     2,416,000     2,195,000     1,602,000
Shareholders' Equity .............     34,211,000    29,429,000    24,343,000    19,448,000    16,410,000
                                     ------------------------------------------------------------------
     Total Liabilities and
Shareholders' Equity..............   $349,944,000  $296,731,000  $264,899,000  $228,622,000  $177,256,000
                                     ====================================================================

(1) All share and per-share amounts give effect to the 10% stock dividend of July 25, 2000, the 2-for-1 stock split of July 1998 and the 10% stock dividends given in February 1998, March 1997 and July 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

General
2000

During this past year the Corporation has enjoyed exceptional earnings, resulting in a return on average assets of 1.97% and return on average equity of 20.45%. A strong economy coupled with rising interest rates helped boost the Corporation’s returns to record levels. Although the nation, and California, showed a decline in economic strength and growth during the later part of 2000, the effects of this downturn will be primarily felt during 2001, with lowering interest rates and slower economic activity. The majority of forecasts call for lower levels of economic activity and slower real Gross Domestic Production (GDP) growth in 2001.

BWC Financial Corp. enjoyed a growth of 18%, or $53,213,000, in total assets from the prior year. Total deposit growth was 20%, and loan growth was 18%. Net income increased 34% over 1999.

The Corporation’s mortgage brokerage joint venture, BWC Mortgage Services, continues to be a profitable addition to the Corporation.

Net Income

Net income in 2000 was $6,435,000 which represented an increase of $1,639,000 over 1999 net income. It reflects a return on average assets of 1.97% and a return on average equity of 20.45%. During 1999, the Corporation achieved a return on average assets of 1.70% and a return on average equity of 17.93%. The Corporation’s average earning assets increased $52,708,000 during 2000 as compared to 1999.

Net income in 1998 was $4,228,000 which represented a 1.70% return on average assets and a return on average equity of 19.29%.

Net Interest Income

Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation’s depositors, as well as the temporary borrowing of Federal Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest-rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 2000 increased $7,354,000 over 1999. Of this increase, 66% was related to the increase in the volume of average earning assets in 2000 as compared to 1999, and 34% was related to an increase in average interest rates.

Total interest expense in 2000 increased $2,514,000 over 1999. Of this increase, 52% was related to the increase in the volume of interest-bearing deposits and borrowed funds in 2000 as compared to 1999, and 48% was related to an increase in the average interest rates paid for these funds between the respective periods.

Based on the above factors affecting interest income and interest expense, net interest income increased $4,840,000 during 2000 as compared to 1999.

Total interest income in 1999 increased $2,922,000 over 1998. Of this increase, 115% was related to the increase in the volume of average earning assets in 1999 as compared to 1998 and -15% was related to a decrease in average interest rates.

Total interest expense in 1999 decreased $149,000 over 1998. All of this decrease was related to a decrease in average interest rates between the respective periods.

Based on the above factors affecting interest income and interest expense, net interest income increased $3,071,000 during 1999 as compared to 1998.

Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation’s net interest margin for 2000 averaged 7.61%, which represents a 0.65% increase over the margin earned during 1999. During 2000 the prime rate averaged 9.24%, or 1.25% more than during 1999.

The Corporation’s net interest margin for 1999 averaged 6.97%, which represents a 0.41% increase over the margin earned during 1998. During 1999 the prime rate averaged 7.99%, or 0.37% less than during 1998.

Provision for Credit Losses

An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 114. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 2000 was 2.00%, as compared to 2.09% for the period ending December 31, 1999. The Corporation's ratios for both periods are considered adequate to provide for losses inherent in the loan portfolio.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. As of December 31, 2000 the Corporation had $4,238,000 in allocated reserves and $901,000 in unallocated reserves. As of December 31, 1999 the Corporation had $3,563,000 in allocated reserves and $903,000 in unallocated reserves. The Corporation’s management believes that the amount of unallocated reserves is reasonable due to the growth of the Bank’s loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened an Accounts Receivable Financing Division, a Leasing Division and a Small Business Administration lending program. The Bank also has a high concentration of credit in Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration, fully support a strong reserve position.

The Corporation had net charge-offs of $574,000 during 2000 as compared to net charge-offs of $53,000 during the comparable period in 1999.

Noninterest Income
2000 vs. 1999

Total noninterest income in 2000 was $217,000 less than earned in 1999. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for a decrease in noninterest income of $81,000 in 2000 as compared to 1999 due primarily to termination of its mortgage funding activities.

For Bank of Walnut Creek, income from service charges decreased $35,000 between the respective periods. The primary reason was a reduction in non-sufficient funds or overdraft fees, which is a reflection of the strong economy and healthy business conditions. The Corporation made a business decision to retain the guaranteed portion of SBA loans in the Bank’s loan portfolio; as a result, other noninterest income decreased $81,000. Gains on security transactions decreased $20,000 from the prior year. No securities were actually sold by the Corporation. The gains were the result of securities that were called by the issuing agency, resulting in a securities “gain-on-sale” to the Corporation.

1999 vs. 1998

Total noninterest income in 1999 was $147,000 greater than earned in 1998. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for a decrease in noninterest income of $116,000 in 1999 as compared to 1998.

For Bank of Walnut Creek, income from service charges increased $7,000 between the respective periods, and other income increased $441,000. Gains on SBA loan sales accounted for approximately $100,000 of this increase and capitalization of the cash value of key man life insurance accounted for approximately $60,000. The Corporation had gains on sale of securities available for sale of $30,000, as compared to $216,000 in the prior year.

Noninterest Expense
2000 vs. 1999

Total noninterest expense in 2000 increased $1,826,000 over that of 1999. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $111,000 in 2000 as compared to 1999.

For Bank of Walnut Creek officer and staff salaries reflect an increase of $994,000 over that of 1999. The increase between the two periods was related to salary and merit increases on existing staff, bonuses paid under incentive and performance plans, and to staff number increases. Due to expansion of the Bank’s branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 114.0 as compared to 102.5 during 1999.

Total occupancy expense increased $122,000 between the respective periods. This is partly related to the new office in San Jose, which is to be opened in 2001, and to the renting of additional office space in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $118,000 from the previous year, related primarily to additional computer and networking capabilities, expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $481,000 over the comparable expenses in 1999. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

1999 vs. 1998

Total noninterest expense in 1999 increased $2,707,000 over that of 1998. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $269,000 in 1999 as compared to 1998.

Bank of Walnut Creek, officer and staff salaries reflect an increase of $1,709,000 over that of 1998. The increase between the two periods was related to salary and merit increases on existing staff, bonuses paid under incentive and performance plans, and to staff number increases. Due to expansion of the Bank’s branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 102.5 as compared to 88.6 during 1998.

Total occupancy expense increased $91,000 between the respective periods. This is partly related to the purchase of a new office in Livermore and expanded office space in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $22,000 from the previous year, related primarily to expanded operations, additions, replacements, and service of equipment.

Other operating expenses increased $615,000 over the comparable expenses in 1998. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities.

Capital Adequacy

The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of “qualifying capital” to “risk-weighted assets”. Under the guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank’s Tier 1 capital consists of shareholders’ equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 2000 and 1999.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest rated banks.

The Bank’s leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 2000 and 1999.

See Footnote 15 of the Consolidated Financial Statements.

Liquidity

Liquidity is a key aspect of the overall financial condition of a bank. The primary source of liquidity for the Corporation is its marketable securities and Federal Funds sold. Marketable securities are investments of high grade, which may be sold with minimal risk of credit loss.
Cash, investment securities, and other temporary investments represent 26% of total assets at December 31, 2000 and at December 31, 1999.

The Corporation’s management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis, including undisbursed loan commitments and future payments receivable. Additionally, the Corporation has available from correspondent banks, Federal Fund lines of credit totaling $15,000,000. In addition, the Corporation has a $2,000,000 secured borrowing line with the Federal Home Loan Bank and a $1,000,000 secured borrowing line with the Federal Reserve Bank.

Common Stock Prices

The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 2000, BWC Financial Corp. had 366 shareholders of record plus approximately 380 street-named shareholders. At December 31, 1999, BWC Financial Corp. had 395 shareholders of record plus approximately 400 street-named shareholders.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

The low and high bid quotations for 2000 and 1999 were:

                  2000                                       1999
-------------------- ------------------- -- ------------------- -------------------
1st Quarter               2nd Quarter            1st Quarter         2nd Quarter

$17.000 - $21.375     $17.250 - $22.250      $19.000 - $22.250   $18.125 - $24.250
-------------------- ------------------- -- ------------------- -------------------
-------------------- ------------------- -- ------------------- -------------------
    3rd Quarter           4th Quarter            3rd Quarter         4th Quarter

$19.250 - $23.625     $20.000 - $23.500      $21.000 - $24.500   $19.250 - $23.625
-------------------- ------------------- -- ------------------- -------------------

Stock prices have been adjusted for dividends and splits.

Interest-rate Risk Management

Movement in interest rates can create fluctuations in the Corporation’s income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest-rate risk which are actively measured and managed include re-pricing risk and the risk of non-parallel shifts in the yield curve. Interest-rate risk exposure is actively managed with the goal of minimizing the impact of interest-rate volatility on current earnings and on the market value of equity.

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest-rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest rate risk created by the assets and liabilities are a function primarily of their contractual interest-rate re-pricing dates and contractual maturity (including principal amortization) dates.

The Corporation employs a variety of modeling tools to monitor interest-rate risks. One of the earlier and more basic models is Gap reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the “rate sensitivity position.”

As part of the Gap analysis to help manage interest-rate risk, the Corporation also performs an earnings simulation analysis to identify the interest-rate risk exposures resulting from the Corporation’s asset and liability positions, such as its loans, investment securities and customer deposits. The Corporation’s policy is to maintain a risk of a 2% rate shock to net interest income at risk to a level of not more than 15%. The earnings simulation analysis as of December 31, 2000 estimated that a 2% interest-rate shock (decrease) could lower pretax earnings by $1,743,000, which was 7.58% of 2000 net interest income. The Corporation policy is to also maintain a risk of a 2% rate shock to net pre-tax income of not greater than 30%. As of December 31, 2000 this risk level was estimated to be 17.24%.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation's simulated earnings analysis.

INTEREST-RATE SENSITIVITY

(In thousands except share and per-share data)

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin. Interest-rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability. The schedules shown below reflect the interest-rate sensitivity position of the Corporation as of December 31, 2000. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest-rate risk to the future earnings prospects of the Corporation.

                                              3        3-6          12        1-5     Over 5
Repricing within:                        months     months      months      years      years     Totals
-------------------------------------------------------------------------------------------------------
Assets:
Federal Funds Sold & Short-term
  Investments                          $  3,788   $   --      $   --     $   --     $   --     $  3,788
Investment securities ..............      4,970      3,805      10,286     43,282      5,602     67,945
Construction & Real Estate Loans ...     85,208     10,112       2,657      2,222      1,875    102,074
Commercial Loans ...................     71,437      5,805      15,040      2,125        184     94,591
Consumer Loans .....................     41,941        180         275        824        184     43,404
Leases .............................      2,229      1,621       3,051      5,584       --       12,485
                                       ----------------------------------------------------------------
Interest-bearing assets ............   $209,573   $ 21,523    $ 31,309   $ 54,037   $  7,845   $324,287
                                       ----------------------------------------------------------------

Liabilities:
Money market accounts ..............   $ 86,072   $ 28,690    $   --     $   --     $   --     $114,762
Time deposits <$100,000 .........     12,183      9,060       7,627      2,663         21     31,554
Time deposits >$100,000 .........     15,438      7,354       6,945      6,451        140     36,328
                                       ----------------------------------------------------------------
Interest-bearing liabilities .......   $113,693   $ 45,104    $ 14,572   $  9,114   $    161   $182,644
                                       ----------------------------------------------------------------

Rate-sensitive gap .................   $ 95,880   $(23,581)   $ 16,737   $ 44,923   $  7,845   $141,643
Cumulative rate-sensitive gap ......   $ 95,880   $ 72,299    $ 89,036   $133,959   $141,804
                                       ================================================================

Cumulative rate-sensitive ratio.....       1.84       1.46        1.51       1.73       1.78